Exhibit 99.1

B.O.S. Announces Financial Results for Third Quarter of 2013

Net profit of $219,000 and NON GAAP net profit of $415,000

RISHON LEZION, Israel, December 2 , 2013 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the three months ended September 30, 2013.

Highlights - on a GAAP basis:

☐Revenues for the third quarter of 2013 grew by 16% as compared to the comparable quarter last year. Revenues for the first nine months of 2013 grew by 3%, as compared to the comparable period last year.

☐Net profit for the third quarter of 2013 amounted to $219,000, as compared to a net loss of $66,000 in the comparable period last year. Net loss for the first nine months of 2013 amounted to $43,000 as compared to a net loss of $586,000 in the comparable period last year.

Highlights - on a NON GAAP basis:

☐Net profit for the third quarter of 2013 amounted to $415,000, as compared to a net profit of $124,000 in the comparable period last year. Net profit for the first nine months of 2013 amounted to $401,000, as compared to a net loss of $60,000 in the comparable period last year.

☐EBITDA for the third quarter of 2013 amounted to $495,000, as compared to $175,000 in the comparable period last year. EBITDA for the first nine months of 2013 amounted to $807,000 as compared to $472,000 in the comparable period last year.

Cash and cash equivalents and long term bank deposits amounted to $931,000 as of September 30, 2013, compared to $792,000 as of December 31, 2012. The trend of reduction in loans has continued and by September 30, 2013 our bank loans were reduced to $7 million from $7.6 million as of December 31, 2012, and $9 million as of December 31, 2011. We expect a further reduction in our loans in the next 12 months.

Edouard Cukierman, Chairman of the Board, stated, "We are very pleased with these results, which reflect a continuing improvement in the Company’s performance and  financial position. We expect these positive trends to continue in the future."

Yuval Viner, BOS CEO, added "We are continuing our efforts to streamline our operations, improve our products and strengthen our financial position. We are confident that we will meet our challenges and expect to end 2013 with a net profit on a non-GAAP basis."

Conference Call

BOS will host a conference call on Monday, December 2, 2013 at 10:00 a.m. ET 5:00 p.m. Israel time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing to + 972-3-9180644 approximately five to ten minutes before the call start time:

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC - News) is a leading provider of Mobile and Supply Chain solutions to global enterprises. BOS' mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Revenues	$18,847	$18,349	$6,262	$5,386
Cost of revenues	15,151	14,299	4,825	4,084
Inventory Write offs	138	241	86	106
Gross profit	3,558	3,809	1,351	1,196

Operating costs and expenses:
Research and development	-	114	-	28
Sales and marketing	2,131	2,350	730	721
General and administrative	1,035	1,216	257	376
Total operating costs and expenses	3,166	3,680	987	1,125

Operating profit	392	129	364	71
Financial expenses, net	(415)	(598)	(129)	(120)
Other expenses, net	(22)	(80)	(22)	-
Income (loss) before taxes on income	(45)	(549)	213	(49)
Tax benefit (taxes on income)	2	(37)	6	(17)
Net Income (loss)	$(43)	$(586)	$219	$(66)

Basic and diluted net income (loss) per share	$(0.04)	$(0.52)	$0.19	$(0.04)

Weighted average number of shares used in computing basic net earnings per share	1,161,927	1,117,810	1,175,871	1,117,929
Weighted average number of shares used in computing diluted net earnings per share	1,162,626	1,117,810	1,177,970	1,117,929

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$454	$354
Trade receivables	7,665	8,007
Other accounts receivable and prepaid expenses	530	616
Inventories	3,020	3,160

Total current assets	11,669	12,137

LONG-TERM ASSETS:
Severance pay fund	24	21
Bank deposit	477	438
Other assets	14	11

Total long-term assets	515	470

PROPERTY, PLANT AND EQUIPMENT, NET	724	963

OTHER INTANGIBLE ASSETS, NET	222	357

GOODWILL	4,122	4,122

	$17,252	$18,049

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,089	$6,383
Trade payables	4,459	4,915
Employees and payroll accruals	432	408
Deferred revenues	613	467
Current maturities of liability to Dimex Systems	297	136
Accrued expenses and other liabilities	667	567

Total current liabilities	12,557	12,876

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	877	1,188
Accrued severance pay	110	119
Liability to Dimex Systems	508	710

Total long-term liabilities	1,495	2,017

COMMITMENTS AND CONTINGENT LIABILITIES

SHARE HOLDERS' EQUITY	3,200	3,156

Total liabilities and shareholders' equity	$17,252	$18,049

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012

Net Cash provided by (used in) operating activities	$477	$1,351	$191	$211
Net Cash provided by (used in) investing activities	185	(146)	245	(59)
Net Cash provided by (used in) financing activities	(562)	(1,455)	(372)	(392)
Increase (decrease) in cash and cash equivalents	100	(250)	64	(240)
Cash and cash equivalents at the beginning of the period	354	411	390	401
Cash and cash equivalents at the end of the period	$454	$161	$454	$161

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$6,262	$-		$6,262	$5,386
Gross profit	1,351	86	a	1,437	1,302

Operating costs and expenses:
Research and development	-	-		-	28
Sales and marketing	730	(46	)b	684	675
General and administrative	257	(42	)c	215	338
Total operating costs and expenses	987	(88)		899	1,041

Operating profit	364	174		538	261
Financial expenses, net	(129)	-		(129)	(120)
Other expenses, net	(22)	22	d	-	-
Income before taxes on income	213	196		409	141
Tax benefit (taxes on income)	6	-		6	(17)
Net income	$219	$196		$415	$124

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets
c - Stock based compensation
d –Property write off

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$18,847	$-		$18,847	$18,349
Gross profit	3,558	138	a	3,696	4,050

Operating costs and expenses:
Research and development	-	-		-	114
Sales and marketing	2,131	(136	)b	1,995	2,213
General and administrative	1,035	(148	)c	887	1,169
Total operating costs and expenses	3,166	(284)		2,882	3,496

Operating profit	392	422		814	554
Financial expenses, net	(415)	-		(415)	(577)
Other expenses, net	(22)	22	d	-	-
Income (loss) before taxes on income	(45)	444		399	(23)
Tax benefit (taxes on income)	2	-		2	(37)
Net income (loss)	$(43)	$444		$401	$(60)

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d –Property write off.

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Operating Profit	$392	$129	364	$71
Add:
Amortization of intangible assets	136	137	46	46
Stock based compensation	148	47	42	38
Depreciation	131	159	43	20
EBITDA	$807	$472	$495	$175

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2013				Three months ended September 30, 2013

Revenues	$7,179	$11,711	$(43)	$18,847	$2,332	$3,947	$(17)	$6,262

Cost of Revenues	$5,095	$10,099	$(43)	$15,151	$1,573	$3,269	$(17)	$4,825

Inventory write offs	$91	$47	$-	$138	$46	$40	$-	$86

Gross profit	$1,993	$1,565	$-	$3,558	$713	$638	$-	$1,351

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2012				Three months ended September 30, 2012

Revenues	$6,551	$12,016	$(218)	$18,349	$2,047	$3,544	$(205)	$5,386

Cost of Revenues	$4,634	$9,883	$(218)	$14,299	$1,396	$2,893	$(205)	$4,084

Inventory write offs	$126	$115	$-	$241	$66	$40	$-	$106

Gross profit	$1,791	$2,018	$-	$3,809	$585	$611	$-	$1,196